April 12, 2007
VIA EDGAR
Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561
Re:	United Bankshares, Inc. Form 10-K for Fiscal Year Ended December 31, 2006
Dear Mr. Vaughn:
This letter is provided on behalf of United Bankshares, Inc. (“United” or the “Company”) in response to your letter of March 30, 2007 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2006. In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.
Additionally, United acknowledges that:
•	United is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	United may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Set forth below in italics are each of the comments contained in the staff’s letter, together with the Company’s responses. The items are set forth in the order in which they appear in the staff’s letter.

Mr. Kevin Vaughn
April 12, 2007

Form 10-K for Fiscal Year Ended December 31, 2006
Note A — Summary of Significant Accounting Policies, page 49
Derivative Financial Instruments, page 52
1.	Please address the following regarding your accounting policy for derivative financial instruments on page 52:
•	Please tell us in detail for each of your hedges and revise your future filings to more clearly disclose the method(s) you use to prospectively and retrospectively assess effectiveness for both fair value and cash flow hedges. Please provide us with your proposed disclosures.

•	To the extent you are relying on paragraph 65 or paragraph 68 of SFAS 133, tell us specifically how you determined that the hedges meet each of the criteria in that guidance.

•	For your fair value hedges of commercial loans, please tell us whether you are hedging individual loans or portfolio of loans.
Response:
Below is detail information for each of our hedges including United’s reliance on paragraph 68 of SFAS 133 (we do not rely on paragraph 65) and whether United hedges individual loans or portfolio of loans for our fair value hedges of commercial loans:
For the $4,281,000 total notional amount of two interest rate swaps with a combined fair value asset of $84,000 at December 31, 2006 designated as fair value hedges for two separate individual commercial loans, United applies the shortcut method of hedge accounting. Pursuant to paragraph 68 of SFAS 133, the critical terms (i.e. notional amounts, payment dates, term, rates) of the customers’ loan agreements and the interest rate swap agreements exactly match. In addition, the fair value of the interest rate swap at the inception of the hedge was zero. The loans are not pre-payable according to the loan agreements. For the interest rate swaps, there is no floor or ceiling on the variable interest rate of the swaps per the swap agreements. Thus the hedge is considered perfectly effective against changes in the fair value of the loan agreement due to changes in the benchmark interest rate (LIBOR) over the term of the loans. Because the hedges qualify for the shortcut method, there is no hedge ineffectiveness by definition or a need to periodically reassess effectiveness during the term of the hedge.
For the interest rate swap designated as a fair value hedge of an individual commercial loan with a notional amount of $10,000,000 and a fair value liability of $135,000, United uses a “long-haul” method of hedge accounting. Statistical regression analysis, which includes slope and validity tests, is used to assess hedge effectiveness retrospectively and prospectively to ensure that a high correlation exists between the critical terms of the hedged item and the hedge derivative.
For the two interest rate swaps designated as cash flow hedges on two individual FHLB borrowings with a total notional amount of $200,000,000 and a combined fair value liability of $2,336,000 at December 31, 2006, United uses a “long-haul” method of hedge accounting. Statistical regression analysis, which includes slope and validity tests, is used to measure hedge effectiveness retrospectively and prospectively to ensure that a high correlation exists between the critical terms of the hedged item and the hedge derivative.

Mr. Kevin Vaughn
April 12, 2007

For all interest rate swaps using a “long-haul” method of hedge accounting, hedge ineffectiveness is measured by using the change in fair value method which is one of the alternatives in Derivatives Implementation Group (DIG) G7 for applying the dollar offset method for cash flow hedges. It also explains the typical application of measuring hedge ineffectiveness for fair value hedges. The change in fair value method compares the change in the fair value of the hedge derivative to the change in the fair value of the hedged exposure, attributable to changes in the benchmark rate (LIBOR). The portion of a hedge that is ineffective is recognized immediately in earnings.
Below is our proposed disclosure regarding derivative financial instruments in its entirety, which includes the method(s) United uses to prospectively and retrospectively assess effectiveness for both fair value and cash flow hedges:
United accounts for its derivative financial instruments in accordance with FASB Statement No. 133 (SFAS No. 133), “Accounting for Derivative Instruments and Hedging Activities”, as amended. SFAS No. 133 requires all derivative instruments to be carried at fair value on the balance sheet. United usually designates derivative instruments used to manage interest rate risk as hedge relationships with certain assets, liabilities or cash flows being hedged. Certain derivatives used for interest rate risk management are not designated in a SFAS No. 133 hedge relationship.
Under the provisions of SFAS No. 133, United has both fair value hedges and cash flow hedges as of December 31, 2006. Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.
For a fair value hedge, the fair value of the interest rate swap is recognized on the balance sheet as either a freestanding asset or liability with a corresponding adjustment to the hedged financial instrument. Subsequent adjustments due to changes in the fair value of a derivative that qualifies as a fair value hedge are offset in current period earnings. For a cash flow hedge, the fair value of the interest rate swap is recognized on the balance sheet as either a freestanding asset or liability with a corresponding adjustment to other comprehensive income within shareholders’ equity, net of tax. Subsequent adjustments due to changes in the fair value of a derivative that qualifies as a cash flow hedge are offset to other comprehensive income, net of tax.
At inception of a hedge relationship, United formally documents the hedged item, the particular risk management objective, the nature of the risk being hedged, the derivative being used, how effectiveness of the hedge will be assessed and how the ineffectiveness of the hedge will be measured. United also assesses hedge effectiveness at inception and on an ongoing basis using regression analysis. Hedge ineffectiveness is measured by using the change in fair value method. The change in fair value method compares the change in the fair value of the hedging derivative to the change in the fair value of the hedged exposure, attributable to changes in the benchmark rate. The portion of a hedge that is ineffective is recognized immediately in earnings. Prior to January 1, 2006, United used the shortcut method for interest rate swaps that met the criteria as defined under SFAS No. 133. Effective January 1, 2006, United adopted an internal policy of accounting for all new derivative instruments entered thereafter whereby the shortcut method would no longer be used.
For derivatives that are not designated in a hedge relationship, changes in the fair value of the derivatives are recognized in earnings in the same period as the change in fair value.

Mr. Kevin Vaughn
April 12, 2007

Note D — Investment Securities, page 57
2.	On page 58 you disclose that management does not believe any individual security with an unrealized loss at December 31, 2006 is other than temporarily impaired and management has the ability to hold these securities until recovery of the value or the securities mature. Please confirm in your response letter and revise future filings to specifically confirm management’s intent to hold the securities to recovery or maturity. Refer to SAB Topic 5:M, which requires consideration of both management’s ability and intent. If you are unable to make this assertion, please revise your financial statements accordingly to comply with that guidance by recording the necessary impairments.
Response:
As of December 31, 2006, management did not believe any individual security with an unrealized loss was other than temporarily impaired. United believes the decline in value is attributable to changes in market interest rates and not the credit quality of the issuers. United has the ability and intent to hold these securities until such time as the value recovers or the securities mature.
In connection with United’s future filings, management will continue to evaluate and specifically disclose its ability and intent to hold securities in an unrealized loss position until recovery or maturity as required.
If you should have any further questions regarding these filings, please do not hesitate to contact the undersigned at (304) 424-8701.
Sincerely,
/s/ Richard M. Adams
Richard M. Adams
Chairman of the Board and
Chief Executive Officer

514 Market Street, Parkersburg, WV 26102